Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated May 4, 2017	Registration Statement No. 333-202252
Supplementing the Preliminary
Prospectus Supplement dated May 3, 2017 (To Prospectus dated Feburary 24, 2015)

AMAG Pharmaceuticals, Inc.

3.25% Convertible Senior Notes due 2022

The information in this pricing term sheet relates to AMAG Pharmaceuticals, Inc.’s offering (the “Offering”) of its 3.25% Convertible Senior Notes due 2022 and should be read together with the preliminary prospectus supplement dated May 3, 2017 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated Feburary 24, 2015, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-202252. AMAG Pharmaceuticals, Inc. has increased the size of the offering to $300,000,000 (or $345,000,000 if the underwriters’ over-allotment option is exercised in full). The final prospectus supplement relating to the offering will reflect conforming changes relating to such increase in the size of the offering.

Issuer:	AMAG Pharmaceuticals, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	AMAG / The NASDAQ Global Select Market (“NASDAQ”).

Securities Offered:	3.25% Convertible Senior Notes due 2022 (the “Notes”).

Aggregate Principal Amount Offered:

$300,000,000 aggregate principal amount of Notes (or $345,000,000 aggregate principal amount if the underwriters’ over-allotment option to purchase up to an additional $45,000,000 principal amount of Notes is exercised in full).

Maturity Date:	June 1, 2022, unless earlier repurchased or converted.

Interest Rate:	3.25% per annum, accruing from the Settlement Date.

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2017.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

NASDAQ Last Reported Sale Price on May 4, 2017:	$19.90 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 37.5% above the NASDAQ Last Reported Sale Price on May 4, 2017.

Initial Conversion Price:	Approximately $27.36 per share of the Issuer’s common stock.

Initial Conversion Rate:	36.5464 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:

The Issuer estimates that the net proceeds from the Offering will be approximately $291.0 million (or approximately $334.8 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discount and estimated offering expenses payable by the Issuer.

The Issuer intends to use the net proceeds from the Offering together with cash on hand to repay the approximately $320.8 million of borrowings under, and terminate, the Issuer’s $350.0 million term loan facility contemporaneously with, or shortly after, the closing the Offering.

Contemporaneously with the Offering, the Issuer entered into privately negotiated transactions with certain investors to purchase approximately $158.9 million aggregate principal amount of its existing 2.50% convertible senior notes due 2019 (the “2019 Notes”) for an aggregate repurchase price of approximately $171.3 million with cash on hand. Such repurchase of the 2019 Notes could affect the market price of the Issuer’s common stock. The Issuer also expects that holders of 2019 Notes that sell their 2019 Notes to the Issuer may purchase shares of the Issuer’s common stock in the market to unwind hedge positions they have with respect to their exposure to the 2019 Notes in connection with such repurchase.

In connection with the 2019 Notes, the Issuer entered into convertible note hedge transactions (the “existing convertible note hedge transactions”) and warrant transactions (the “existing warrant transactions”) with certain financial institutions (the “existing option counterparties”). Together with the intended repurchases of the 2019 Notes, the Issuer entered into agreements with the existing option counterparties to terminate a portion of the existing convertible note hedge transactions in a notional amount corresponding to the amount of such 2019 Notes repurchased. In addition, the Issuer also entered into agreements with the existing option counterparties to terminate a portion of the existing warrant transactions.

In connection with any termination of existing convertible note hedge and warrant transactions and the expected unwinding of the existing hedge position of the existing option counterparties with respect to such transactions, such existing option counterparties and/or their respective affiliates may sell shares of the Issuer’s common stock in secondary market transactions, and/or unwind various derivative transactions with respect to the Issuer’s common stock. This activity could decrease (or reduce the size of any increase in) the market price of the Issuer’s common stock at that time and it could decrease (or reduce the size of any increase in) the market value of the Notes.

	See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer.

		Per Note	Total
	Public Offering Price(1)	$1,000	$300,000,000
	Underwriting discounts and commissions	$27.50	$8,250,000
	Proceeds, before expenses, to the Issuer	$972.50	$291,750,000

(1) Plus accrued interest, if any, from the Settlement Date.

The estimated expenses of the Offering payable by the Issuer, exclusive of underwriting discounts and commissions, are approximately $745,000.

Trade Date:	May 5, 2017.

Settlement Date:	May 10, 2017.

CUSIP:	00163U AD8

ISIN:	US00163UAD81

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Co-Manager:	Leerink Partners LLC

Additional Amounts:

If the Issuer consolidates with or merges with or into, or sells, conveys, transfers or leases all or substantially all of its properties and assets to, another company and the resulting, surviving or transferee company is not organized and existing under the laws of the United States of America, any State thereof or the District of Columbia (such company or any successor thereto, the “surviving entity”), then all payments made by the surviving entity under or with respect to the Notes will be made without withholding or deduction for taxes unless the surviving entity is legally required to do so, in which case, subject to certain exceptions and limitations, the surviving entity will pay such additional amounts as may be necessary so that the net amount received by beneficial owners of the Notes after such withholding or deduction shall equal the amount that would have been received in the absence of such withholding or deduction.

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:

The following table sets forth the amount, if any, by which the conversion rate will be increased per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) for each stock price and effective date set forth below:

	Stock Price
Effective Date	$19.90	$25.00	$27.36	$30.00	$35.00	$40.00	$45.00	$50.00	$60.00	$75.00	$100.00	$150.00
May 10, 2017	13.7048	9.4723	8.0649	6.8351	5.1724	4.0590	3.2772	2.7064	1.9431	1.2903	0.7440	0.2283
June 1, 2018	13.7048	8.9424	7.5007	6.2585	4.6146	3.5448	2.8136	2.2928	1.6169	1.0602	0.6081	0.1843
June 1, 2019	13.7048	8.3323	6.8401	5.5786	3.9580	2.9460	2.2814	1.8252	1.2589	0.8167	0.4702	0.1470
June 1, 2020	13.7048	7.5274	5.9565	4.6680	3.0925	2.1772	1.6179	1.2589	0.8469	0.5508	0.3254	0.1140
June 1, 2021	13.7048	6.3141	4.6027	3.2843	1.8437	1.1428	0.7862	0.5921	0.4026	0.2774	0.1734	0.0717
June 1, 2022	13.7048	3.4536	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•                  If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the amount by which the conversion rate will be increased will be determined by a straight-line interpolation between the amount of the conversion rate increase set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•                  If the stock price is greater than $150.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), the conversion rate will not be increased.

•                  If the stock price is less than $19.90 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), the conversion rate will not be increased.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 50.2512 shares of the Issuer’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated May 3, 2017, and an accompanying prospectus, dated February 24, 2015) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204 or from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014, by calling (866) 718-1649 or by emailing prospectus@morganstanley.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated May 3, 2017, and the accompanying prospectus, dated February 24, 2015. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.